Filed by: BHP Billiton Plc

and BHP Billiton Limited

Pursuant to Rule 425 under the Securities Act of 1933

Subject Company: Rio Tinto Plc

Commission File No.: 001-10533

And

Rio Tinto Limited

Commission file No.: 000-20122

Date: 12 November 2007

The following is gateway language that appears on the BHP Billiton website at http://www.bhpbilliton.com/bb/home/Important Disclaimer.jsp.

IMPORTANT DISCLAIMER

Proposals by BHP Billiton Plc and BHP Billiton Limited (“BHP Billiton”) for the combination of BHP Billiton with Rio Tinto Plc and Rio Tinto Limited (“Rio Tinto”) (the “Proposals”).

NOTE: THE INFORMATION RELATING TO THE PROPOSALS IS BEING MADE AVAILABLE ON THIS PART OF THE WEBSITE BY BHP BILLITON IN GOOD FAITH AND FOR INFORMATION PURPOSES ONLY. ANY POTENTIAL TRANSACTION CANNOT BE VALIDLY APPROVED AND ANY POTENTIAL OFFER CANNOT BE VALIDLY ACCEPTED BY HOLDERS OF RIO TINTO SHARES OR ANY OTHER PERSONS THROUGH MEANS OF DOWNLOADING A COPY OF ANY DOCUMENTS RELATING TO THE PROPOSALS FROM THIS PART OF THE WEBSITE.

Neither this part of the website nor any of the information contained herein constitutes or forms part of any offer or invitation to buy, sell or otherwise dispose of, or issue, or any solicitation of any offer to sell or otherwise dispose of, buy or subscribe for, any securities, nor does it constitute investment advice or a recommendation with respect to such securities, nor does it constitute a proposal to make a takeover bid or the solicitation of any vote or approval in any jurisdiction, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction (or under an exemption from such requirements).

The information contained in this part of the website is subject to, and must be read in conjunction with, all other publicly available information, including, where relevant any fuller disclosure document published by BHP Billiton. Any person at any time acquiring securities must do so only on the basis of such person’s own judgment as to the merits or the suitability of the securities for its purposes and only on such information as is contained in such public information having taken all such professional or other advice as it considers necessary or appropriate in the circumstances and not in reliance on the information contained herein.

Access to the Proposals

Please read this notice carefully - it applies to all persons who view this part of the website and, depending upon who you are and where you live, it may affect your rights. This part of the site contains information on the Proposals. Please note that, as the Proposals progress, this disclaimer may be altered or updated. You should read it in full each time you visit this part of the website.

For regulatory reasons, we have to ensure you are aware of the appropriate regulations for the country which you are in. To allow you to view details relating to the Proposals, you have to read the following then press “I agree”. If you are unable to agree you should press “I disagree” and you will not be able to view any such details.

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Overseas persons

Viewing this information may not be lawful in certain jurisdictions. In other jurisdictions, only certain categories of person are allowed to view this information.

The distribution of documents in relation to the Proposals in jurisdictions other than the United Kingdom, Australia or the United States may be restricted by the laws and/or regulations of those jurisdictions or may subject BHP Billiton or its affiliates to registration requirements within such jurisdictions. Failure to comply with any such restrictions may constitute a violation of the laws and/or regulations of any such jurisdiction.

Accordingly, the information on this part of the website must not be viewed if you are in or a resident of any such jurisdiction where to do so would constitute a breach of securities laws in that jurisdiction or which would subject BHP Billiton or any of its affiliates to any registration requirement within such jurisdiction.

If you are not permitted to view the information on this part of the website, or viewing the information would result in a breach of the above, or you are in any doubt as to whether you are permitted to view the information, please exit this webpage by clicking on the “I disagree” box.

Nothing contained herein is an offer of securities for sale into the United States. No offering of securities shall be made in the United States except pursuant to registration under the U.S. Securities Act of 1933, as amended, or an exemption therefrom.

It is expected that BHP Billiton securities issued in the Proposals will be issued in reliance upon the exemption from the registration requirements of the US Securities Act of 1933 provided by Section 3(a)(10) thereof.

In the event that the Proposals do not qualify (or BHP Billiton otherwise elects pursuant to its right to proceed with the transaction in a manner that does not qualify) for an exemption from the registration requirements of the US Securities Act, BHP Billiton would expect to register the offer and sale of the securities it would issue to Rio Tinto US shareholders and Rio Tinto ADS holders by filing with the US Securities and Exchange Commission (the “SEC”) a registration statement (the “Registration Statement”), which would contain a prospectus (“Prospectus”), as well as other relevant materials. No such materials have yet been filed. This communication is not a substitute for any Registration Statement or Prospectus that BHP Billiton may file with the SEC.

U.S. INVESTORS AND U.S. HOLDERS OF RIO TINTO SECURITIES AND ALL HOLDERS OF RIO TINTO ADSs ARE STRONGLY URGED TO READ THE REGISTRATION STATEMENT AND PROSPECTUS AND ANY OTHER DOCUMENTS MADE AVAILABLE TO THEM AND/OR FILED WITH THE SEC REGARDING THE PROPOSALS, AS WELL AS ANY AMENDMENTS AND SUPPLEMENTS TO THOSE DOCUMENTS, IF AND WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION.

If and when filed, investors and security holders will be able to obtain a free copy of the Registration Statement, the Prospectus as well as other relevant documents filed with the SEC at the SEC’s website ( http://www.sec.gov), once such documents are filed with the SEC.

Copies of such documents may also be obtained from BHP Billiton without charge, once they are filed with the SEC.

Public information

Information about Rio Tinto and Alcan Inc. included in the information contained in this part of the website is based on public information which has not been independently verified. Certain statistical and other information about BHP Billiton included in the information contained in this part of the website has been sourced from publicly available third party sources. As such it presents the views of those third parties, but may not necessarily correspond to the views held by BHP Billiton.

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Forward-looking statements

It is possible that this part of the website could or may contain forward looking statements that are based on current expectations or beliefs, as well as assumptions about future events. Forward-looking statements include any synergy statements and, without limitation, other statements typically containing words such as “intends”, “expects”, “anticipates”, “targets”, “plans”, “estimates” and words of similar import. Such forward-looking information includes, without limitation, the statements as to the impact of the proposed combination on revenues, costs and earnings. Because of their very nature, they are subject to a number of known and unknown risks and uncertainties that could cause actual results, performance and achievements to differ materially from any expected future results, performance or achievements expressed or implied by such forward-looking statements. Such forward-looking statements are based on numerous assumptions regarding BHP Billiton’s present and future business strategies and the environments in which BHP Billiton and Rio Tinto will operate in the future and such assumptions may or may not prove to be correct.

There are several factors which could cause actual results or performance to differ materially from those expressed or implied in the forward looking statements. Factors that could cause actual results or performance to differ materially from those described in the forward looking statements include, but are not limited to, the presence of a competitive proposal in relation to Rio Tinto, satisfaction of any conditions to the Proposals, including the receipt of required regulatory and anti-trust approvals, Rio Tinto’s willingness to enter into the Proposals, the successful completion of the Proposals, as well as additional factors, such as BHP Billiton’s ability to successfully combine the businesses of BHP Billiton and Rio Tinto and to realise expected synergies from that combination, changes in global, political, economic, business, competitive, market and regulatory forces, future exchange and interest rates, changes in tax rates, future business combinations or dispositions and the outcome of litigation and government actions. Additional risks and factors that could cause BHP Billiton results to differ materially from those described in the forward-looking statements can be found in BHP Billiton’s filings with the US Securities and Exchange Commission (“SEC”), which are available at the SEC’s website (http://www.sec.gov). Other unknown or unpredictable factors could cause actual results to differ materially from those in the forward-looking statements. The information which is contained in this part of the website is subject to change without notice and BHP Billiton expressly disclaims any obligation (except as required by law, the Listing Rules of ASX Limited or the rules of the UK Listing Authority and the London Stock Exchange) or undertaking to disseminate any updates or revisions to any forward looking statement contained in this part of the website, regardless of whether those statements are affected as a result of new information, future events or otherwise.

Basis of access to the Proposals

Access to the electronic version of any documents relating to the Proposals is being made available on this part of the website in good faith and for information purposes only. Any person seeking access to this part of BHP Billiton’s website represents and warrants to BHP Billiton that they are doing so for information purposes only.

Rio Tinto shareholders and Rio Tinto ADS holders should seek advice from an independent financial adviser as to the suitability of any action for the individual concerned. Any action required by a shareholder or ADS holder in connection with the Proposals will only be set out in documents sent to or made available to Rio Tinto shareholders and Rio Tinto ADS holders and any decision made by such shareholders or ADS holders should be made solely and only on the basis of information provided in those documents.

Responsibility

The directors of BHP Billiton accept responsibility for the information relating to BHP Billiton contained in the documents relating to the Proposals available on this part of the website, save that the only responsibility accepted by them in respect of the information relating to Rio Tinto (and its subsidiaries,

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subsidiary undertakings and controlled companies), which has been compiled from public sources, is to ensure that such information has been correctly and fairly reproduced and represented. Subject as aforesaid, having taken all reasonable care to ensure that such is the case, the information contained in this part of the website for which they are responsible is, to the best of the knowledge and belief of the directors of BHP Billiton, in accordance with the facts and contains no omission likely to affect its import.

Subject to any continuing obligations under applicable law or any relevant listing rules, BHP Billiton expressly disclaims any obligation to disseminate, after the date of the posting of the Proposals on this part of the website, any updates or revisions to any statements in the Proposals to reflect any change in expectations or events, conditions or circumstances on which any such statements are based.

THE INFORMATION RELATING TO THE PROPOSALS MAY NOT BE DOWNLOADED BY ANY PERSON EITHER IN WHOLE OR IN PART WHERE TO DO SO WOULD OR MAY CONSTITUTE A BREACH OF ANY APPLICABLE LOCAL LAWS OR REGULATIONS.

Confirmation of understanding and acceptance of disclaimer

I have read and understood the disclaimer set out above. I understand that it may affect my rights. I agree to be bound by its terms. I confirm that I am permitted to proceed to this part of the site.

I agree	I disagree

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